

Mail Stop 3561

May 4, 2010

<u>Via U.S. Mail</u>

Jason A. Schubert
Bank of America Corporation
Bank of America Plaza
101 S. Tryon Street
Charlotte, NC 28255

> **Re:** **Bank of America Auto Receivables Securitization, LLC**
> **Registration Statement on Form S-3**
> **Filed April 8, 2010**
> **File No. 333-165957**

Dear Mr. Schubert:

We have limited our review of your filing for compliance with Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

General

1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

2. Please confirm that finalized agreements will be filed simultaneously with or prior to the filing of the final prospectus by post-effective amendment or Form 8-K. Finalized agreements may be unexecuted as provided by Instruction 1 to Item 601 of Regulation S-K. Exhibits must be filed either as an exhibit to the registration statement by post-effective amendment or under cover of Form 8-K and incorporated by reference into the registration statement. Refer to Securities Act Rule 462(d) and Item 1100(f) of Regulation AB.

3. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus.

4. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5. When available, please provide us with a copy of your servicing agreement.

6. We note that in the Calculation of Registration Fee Table you are registering both Asset Backed Notes and Certificates. We also note your disclosure in the Introductory Statement which states that an issuing entity could issue "one or more classes of asset-backed notes and/or one or more classes of asset-backed certificates" and your disclosure in the last sentence on the bottom of page 24 in the base prospectus. However, the registration statement did not include a form of prospectus supplement for the issuance of asset-backed certificates. Please advise.

Prospectus Supplement

General

7. Please include a separate table with an itemized list of all fees and expenses to be paid or payable out of the cash flows from the pool assets. We suggest showing items paid out of the servicer's fee be shown with footnotes or indented or in some other fashion to provide a comprehensive picture of where the fees are going. Please add this section to the table of contents. Refer to Item 1113(c) of Regulation AB.

Where to Find Information in these Documents, page iii

8. Please revise the sixth paragraph of this section to remove any inference that the Risk Factors section is an introductory section that describes the securities and issuing entity in abbreviated form and that the Risk Factors section does not discuss all material risks.

Summary of Terms, page S-1
Credit Enhancement, page S-12

9. We note your disclosure on page 3 of the base prospectus that you contemplate utilizing various forms of credit enhancement that fall within Items 1114 and 1115 of Regulation AB. Please provide form of disclosure in brackets in your summary section to indicate that you will provide all of the information required by Item 1103(a)(3)(ix) as applicable.

Risk Factors, page S-16
[Receivables that have obligors with below prime credit histories are more likely to incur higher default rates], page S-26

10. If the pool will include assets that would be exceptions to the underwriting criteria, revise to provide bracketed form disclosure indicating that you will describe the nature of the exception(s) and provide data regarding the number of exception loans in both the Summary of Terms section and The Receivables Pool section.

The Sponsor, the Servicer and the Administration, page S-34

11. Please revise this section to include information regarding the size, composition and growth of the servicer's portfolio of serviced motor vehicle installment loans and retail installment sales contracts. Refer to Item 1108(b)(2) of Regulation AB.

The Receivables Pool, page S-37

12. We note your footnote 1 under each of the Distribution of the Receivables Pool by
    Vehicle Make, Distribution of the Receivables Pool by Vehicle Model, and
    Distribution of the Receivables Pool by Vehicle Type tables. Please advise as to
    what is meant by those vehicle makes, models or types "that are unable to be
    determined based on the related receivables pool characteristics."

13. Please revise your disclosure in the second and fourth paragraphs under the table on
    page S-45 to provide disclosure with respect to receivables that have been extended
    or subject to temporary payment reductions to the extent material as opposed to
    above a de minimis amount. Additionally, please revise the Summary of Terms to
    include bracketed form disclosure regarding receivables which have been extended
    or subject to temporary payment reductions.

Delinquency Experience Regarding the Pool of Receivables, page S-45

14. We note your disclosure at the bottom of page S-45. Please confirm that delinquent
    assets will be limited to less than 20% of the asset pool. Refer to Instruction B.5 of
    Form S-3.

Forward-Looking Statements, page S-92

15. Since the Private Securities Litigation Reform Act does not apply to initial public
    offerings, either delete the first sentence of this section or revise.

Prospectus

Cover Page

16. We note your disclosure that the issuing entity's assets can include "securities
    evidencing ownership interests in, or secured by, loans similar to the types of loans
    described above." Please advise as to what types of securities are contemplated by
    this disclosure and please disclose that any transactions will comply with the
    requirements of Rule 190 of the Securities Act as applicable.

Principal Documents, page 18

17. We note your disclosure in the second sentence of the first paragraph under the
    Principal Documents table. Please note that the disclosure in a prospectus
    supplement may enhance disclosure in the base prospectus, but should not
    contradict it. Please revise your disclosure accordingly.

Part II

Item 17. Undertakings

18. We note that you did not include the undertaking set forth in Item 512(b) of Regulation S-K. Please revise your registration statement to include this undertaking or please advise.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Julie Rizzo at (202) 551-3574 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Angela M. Ulum, Esq.
        Mayer Brown LLP
        Fax: (312) 701-7711